Lorus Therapeutics Inc.
Consolidated Balance Sheets
	As at	As at
(amounts in 000's)	November 30, 2005	May 31, 2005
(Canadian Dollars)	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$10,522	$2,776
Short-term investments	3,695	18,683
Prepaid expenses and other assets	694	1,126
	14,911	22,585
Long-term
Fixed assets	1,394	1,581
Deferred financing charges	529	568
Goodwill	606	606
Acquired patents and licenses	1,441	2,226
	3,970	4,981
	$18,881	$27,566
LIABILITIES
Current
Accounts payable	$2,218	$1,069
Accrued liabilities (note 3)	2,551	3,019
Secured convertible debentures (notes 4 and 7(b))	10,578	-
	15,347	4,088
Long-term
Secured convertible debentures	-	10,212
SHAREHOLDERS' EQUITY
Share capital (note 3)
Common shares (note 5)	144,526	144,119
Equity portion of secured convertible debentures	3,814	3,814
Stock options (note 6)	4,941	4,252
Contributed surplus	6,749	6,733
Warrants	991	991
Deficit accumulated during development stage	(157,487)	(146,643)
	3,534	13,266
	$18,881	$27,566

See accompanying notes to the unaudited consolidated interim financial statements
Basis of Presentation - Future Operations Note 1
Contingency Note 4
Subsequent Events Note 7

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

					Period
	Three	Three	Six	Six	from inception
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Nov 30, 2005	Nov 30, 2004	Nov 30, 2005	Nov 30, 2004	Nov 30, 2005
REVENUE	$6	$1	$7	$3	$687
	6	1
EXPENSES
Cost of sales	1	1	1	1	85
Research and development (note 3)	2,631	3,838	6,588	8,887	106,826
General and administrative (note 3)	1,619	1,333	2,695	2,358	45,836
Stock-based compensation (note 6)	414	650	705	861	6,250
Depreciation and amortization	130	144	260	251	8,312
Operating expenses	4,795	5,966	10,249	12,358	167,309
Interest expense on convertible debentures	209	39	407	39	707
Accretion in carrying value of convertible debentures	180	58	366	58	792
Amortization of deferred financing charges	19	19	39	19	123
Interest income	(95)	(136)	(210)	(281)	-10,757
Loss for the period	5,102	5,945	10,844	12,190	157,487
Deficit, beginning of period	152,385	130,826	146,643	124,581	-
Deficit, end of period	$157,487	$136,771	$157,487	$136,771	$157,487
Basic and diluted loss per common share	$0.03	$0.03	$0.06	$0.07
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	173,110	172,000	172,911	171,901

See accompanying notes to the unaudited interim consolidated financial statements

Lorus Therapeutics Inc.
Consolidated Statements of Cash Flows (unaudited)

					Period
	Three	Three	Six	Six	from inception
(amounts in 000's)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Nov 30, 2005	Nov 30, 2004	Nov 30, 2005	Nov 30, 2004	Nov 30, 2005
OPERATING ACTIVITIES
Loss for the period	$(5,102)	$(5,945)	$(10,844)	$(12,190)	$(157,487)
Add items not requiring a current outlay of cash:
Stock-based compensation	414	650	705	861	6,250
Interest expense on convertible debentures	209	39	407	39	707
Accretion in carrying value of convertible debentures	180	58	366	58	792
Amortization of deferred financing charges	19	19	39	19	123
Depreciation, amortization and write-down of fixed assets	522	581	1,045	1,125	19,432
Other	-	-	-	-	706
Net change in non-cash working capital
balances related to operations	1,398	(368)	1,113	-738	3,168
Cash used in operating activities	(2,360)	(4,966)	(7,169)	(10,826)	(126,309)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments, net	6,759	(715)	14,988	11,527	(3,695)
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	(3)	(216)	(73)	(376)	(6,047)
Cash proceeds on sale of fixed assets	-	-	-	-	348
Cash provided by (used in)
investing activities	6,756	(931)	14,915	11,151	(10,648)
FINANCING ACTIVITIES
Issuance of debentures, net proceeds	-	4,400	-	4,400	12,948
Issuance of warrants	-	-	-	-	37,405
Issuance of common shares	-	106	-	111	97,371
Additions to deferred financing charges	-	(450)	-	(450)	(245)
Cash provided by financing activities	-	4,056	-	4,061	147,479
Increase in cash and cash
equivalents during the period	4,396	-1,841	7,746	4,386	10,522
Cash and cash equivalents,
beginning of period	6,126	7,298	2,776	1,071	-
Cash and cash equivalents,
end of period	$10,522	$5,457	$10,522	$5,457	$10,522

See accompanying notes to the unaudited consolidated interim financial statements